

10027921

COMMISSION
49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09 *

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PDQ ATS, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   2624 Patriot Blvd.

                                    (No. and Street)

   Glenview   IL   60026

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Edward O'Malley   (224) 521-2700

                                              (Area Code – Telephone Number)

OFFICIAL USE ONLY
FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Dunleavy & Company, P.C.

                           (Name – *if individual, state last, first, middle name*)

   13116 South Western Avenue,   Blue Island,   Illinois   60406

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Edward O'Malley_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____PDQ ATS, Inc._____ , as
of _____December 31,_____, 20_09___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
Justin Thomas
Notary Public, State of Illinois
My Commission Expires Feb. 9, 2013

_____
Signature

Executive Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
PDQ ATS, Inc.

We have audited the accompanying statement of financial condition of PDQ ATS, Inc. as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PDQ ATS, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 12, 2010

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 148,048
Receivable from broker/dealers	240,093
Other	4,324
TOTAL ASSETS	**$ 392,465**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 38,773
Related party payable	123,251
Total Liabilities	$ 162,024
Shareholders' Equity	
Common stock, $.01 par value;	
20,000 shares authorized, 1,000	
shares issued and outstanding	$ 10
Additional paid-in capital	896,299
Retained earnings (deficit)	(665,868)
Total Shareholders' Equity	$ 230,441
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 392,465**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Connecticut on October 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

PDQ ATS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 3 - CLEARING AGREEMENTS

The Company has entered into agreements with other broker/dealers (Clearing Broker/dealers). Pursuant to the terms of the agreements the Company's customers securities transactions are cleared by the Clearing Broker/dealers on behalf of the Company. The Company is required to maintain a $250,000 deposit with each Clearing Broker/dealer to assure the Company's performance under the agreements.

Pursuant to the terms of one agreement the Company is subject to a minimum monthly service charge of $15,000. This agreement may be terminated by either party with 30 days prior written notification. The initial term of another agreement, which was executed in December 2009, is three years. The agreement will automatically renew for successive one year terms unless 90 days prior written notification is provided. Should the Company elect to terminate the agreement before the end of the initial term or before the appropriate time of successive terms the Company will pay a penalty of $25,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and a net capital requirement of $216,392 and $10,802 respectively. The ratio of aggregate indebtedness to net capital was 75%.

NOTE 5 - OCCUPANCY LEASE

The Company has entered into a noncancellable lease agreement for office space that expires January 14, 2012. The landlord is affiliated with the Company. The total expenditure for office space for the year ended December 31, 2009 was $12,000. Future minimum lease payments for the lease, exclusive of additional payments which may be required for the years ended December 31, 2010 and 2011 are $12,000 for each year.

PDQ ATS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 6 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with PDQ Enterprises, LLC (Enterprises). Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain expenses it incurs on the Company's behalf. Expenses incurred pursuant to the agreement for the year ended December 31, 2009 were $219,313 and are as follows:

Expenses	Amount
Compensation and related expenses	$ 95,235
Other	124,078
Total	$ 219,313

The Company has a license agreement with Enterprises for the use of certain software and the related documentation. Pursuant to terms of the agreement, the Company has agreed to pay quarterly license fees of $5,000. For the year ended December 31, 2009, the Company has incurred expenses totaling $20,000 relating to this agreement. At December 31, 2009, the Company owed Enterprises $123,251.

In addition, through common ownership of Enterprises, the Company is affiliated with one of its Clearing Broker/dealers and with its landlord. Expenses incurred during the year ended December 31, 2009 relating to these related party agreements were $184,987 for the clearing agreement and $12,000 for the occupancy lease. On December 31, 2009, the Company had on deposit $172,844 with the Clearing Broker/dealer and $1,000 on deposit for the occupancy lease agreement.

NOTE 7 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward of $632,421, which begins to expire in 2023.